Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references to “LumiraDx,” “we,” “us,” “our,” or the “Company” refer to LumiraDx Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries.

The following discussion and analysis of our financial condition and results of operations should be read together with the unaudited interim consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K (this “Report”). We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”), filed with the Securities and Exchange Commission (“SEC”) on April 13, 2022.

The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles, or GAAP. This discussion and other parts of this Report contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of the Annual Report titled “Item 3.D. Risk Factors” and in other reports that we file with the SEC. References to the number of shares or options issued by LumiraDx in this section shall be to the number of shares or options issued at June 30, 2022.

Overview

We are a next-generation point of care (“POC”) diagnostic company addressing the current limitations of legacy POC systems by bringing lab-comparable performance to the POC in minutes on a single instrument with a low cost of ownership. We are focused on transforming community-based healthcare by providing critical diagnostic information to healthcare providers at the point of need, thereby enabling more informed medical decisions to improve health outcomes while lowering costs. We have developed and launched the LumiraDx Platform (our “Platform”), which is an integrated system comprised of a small, versatile POC diagnostic instrument (the “Instrument”), precise, low-cost microfluidic test strips, and seamless, secure digital connectivity. We currently have 12 diagnostic tests for which we have obtained regulatory approval, authorization, certification or clearance for use on our Platform and a broad menu of tests in development. Our proprietary Platform is designed to simplify, scale down, and integrate multiple testing methodologies onto a single instrument and offer a broad menu of tests with lab-comparable performance at a low cost and with results generally in 10 minutes or less from sample to result (12 minutes for our SARS-CoV-2 antigen test). With our Platform, our goal is to address the key challenges faced by healthcare providers in providing efficient and cost-effective patient care. Our microfluidic technology and Platform have been proven to meet the market needs for fast, high sensitivity, convenient and connected diagnostic test results – for health systems, emergency rooms, retail pharmacy chains and other community settings. As of June 30, 2022, we have capacity to manufacture over 28 million test strips a month for our Platform, we have deployed over 25,000 Instruments across nearly 100 countries, and we have more than 1,600 staff across the globe.

We are initially focused on the development of tests for several of the most common conditions diagnosed or managed in community-based healthcare settings. For many of the tests we commercialize, or plan to commercialize, we believe there are no existing high performance POC competing alternatives which provide highly accurate results in a short period of time at the POC. Our initial authorized and CE Marked tests and those under development are designed to address unmet diagnostic needs in the fields of respiratory disease, cardiovascular disease, diabetes, and coagulation disorders.

We have a portfolio of COVID-19 tests for which we have received regulatory approval, authorization, certification or clearance for use on our Platform, including our SARS-CoV-2 antigen test commercially available (i) under an emergency use authorization (“EUA”) in the United States which authorizes the emergency use of the test during the period in which an emergency declaration remains in effect, (ii) pursuant to affixing the European Union Conformity Marking (the “CE Mark”) in the European Economic Area (“EEA”) and, until June 30, 2023, in the United Kingdom, (iii) pursuant to approvals in Japan and Brazil, and (iv) in Africa and elsewhere based on such approvals and an emergency use listing (“EUL”) by the World Health Organization, and our SARS-CoV-2 antibody test, commercially available under an EUA in the United States and CE Marked in the EEA, permitting it to be available in the United Kingdom until June 30, 2023. Recently, we have CE Marked our SARS-CoV-2 antigen pool test, our SARS-CoV-2 & Flu A/B tests, our SARS-CoV-2 & RSV test and our SARS CoV-2 Ag Ultra and Ultra Pool tests. Our SARS-CoV-2 antigen test has been authorized by the U.S. Food and Drug Administration (“FDA”) under an EUA only for the qualitative detection of SARS-CoV-2 nucleocapsid protein and has not been authorized for use to detect any other viruses or pathogens. This test and any other tests for which we may obtain an EUA only has not been cleared or approved by the FDA, and therefore we cannot, until such time as such clearance or approval has been obtained, market such test in the United States following the termination of the EUA.

Our broader test menu includes our INR test for monitoring warfarin therapy, our HbA1c test for monitoring diabetes, our NT-proBNP test for aiding in the diagnosis of heart failure, our D-Dimer test for aiding in diagnosis and exclusion of venous thromboembolism, and our CRP test, all of which are CE Marked. In addition, we have obtained various approvals for distribution in a wide variety of countries across the globe. Each of these tests deliver lab comparable performance from a fingerprick of blood in 12 minutes or less.

In response to the COVID-19 pandemic and the resulting acute need for timely diagnostic information, we developed our SARS-CoV-2 antigen test, SARS-CoV-2 antigen pool test, SARS-CoV-2 antibody test, SARS-CoV-2 & Flu A/B test, SARS-CoV-2 & RSV test and SARS-CoV-2 Ag Ultra and Ultra Pool tests for use in community-based healthcare settings. These tests have demonstrated highly accurate results within minutes on our Instrument. We have commercialized our SARS-CoV-2 antigen test in the EEA, Japan, India, Brazil, the United States and other countries to customers, including the National Health Service and CVS Pharmacy Inc. and have made shipments of Instruments and SARS-CoV-2 antigen test strips to a number of countries in Africa as part of our collaboration with the Bill & Melinda Gates Foundation (“BMGF”). PLOS Medicine published a living systematic review and meta-analysis of more than 60 SARS-CoV-2 antigen tests and ranked our test as most sensitive and accurate. Our SARS-CoV-2 antigen test is currently being used and implemented in various testing programs across the globe, including in accident and emergency departments, care homes, retail pharmacies and other primary care settings. We are also supporting testing in schools, workplaces, travel and events where there continues to be a need for diagnostic testing.

Our recently CE Marked SARS-CoV-2 Ag Ultra test matches the same high-performance as the LumiraDx SARS-CoV-2 antigen test with results at the POC in five minutes. We consider speed and accuracy of test results to be at the core of LumiraDx’s transformative potential and represent competitive advantages in POC diagnostics. We believe the potentially significant time saved in diagnosis when using our test could mean lives saved for acute care patients, and result in significant increase in throughput for hospitals, pharmacy chains and other locations with high testing volumes.

Our continued planned development of our Ultra tests as a product line provides the opportunity to move the entire respiratory market towards fast and high sensitivity antigen testing, including Flu A/B and RSV. We believe the innovation of the Ultra test strips’ design has made important contributions to the development of assays such as high sensitivity troponin, used to aid physicians in the early detection and rule out of acute myocardial infarction.

The launch of our additional respiratory assays, such as Flu A/B and RSV, outside of COVID-19, allows us to meet the growing demand for POC diagnostics in primary care across the EEA and the United Kingdom as we move to a post-pandemic world where traditional respiratory viruses will co-circulate with COVID-19 and rapid testing and differentiation will be desired. We believe that the large number of Instrument placements during the COVID-19 pandemic has established strong brand awareness and acceptance of our technology and built an installed base with potential long-term POC customers.

With the addition of INR, CRP, D-Dimer, HbA1c and NT-proBNP to the test menu, we are today able to cover a wide variety of assays desired in community-based settings. We are now able to offer on our Platform a majority of the currently used assays at POC in primary care settings and pharmacies across the EEA and the United Kingdom. For our customers it will enable the consolidation of multiple instruments to a single connected Platform and workflow.

The COVID-19 pandemic created new market segments for diagnostic testing such as low complexity mass screening and home testing. In response to this need we have developed the Amira System, based on the same chemistry and test strip design as our SARS-CoV-2 antigen test on our Platform. The Amira System is a high-sensitivity mass screening and home testing system for COVID-19. We have the capability to manufacture and distribute our Amira System at a price and volume that enables (i) high frequency, low-cost home testing and (ii) broad scale diagnostic testing in high burden countries. We currently have affixed the CE Mark for POC use of the Amira SARS-CoV-2 antigen test in professional settings and are evaluating commercial opportunities before committing additional capital to a full launch and home testing development program.

We have also used our technology to develop four rapid COVID-19 reagent testing kits for use on open molecular systems, LumiraDx SARS-CoV-2 RNA STAR, SARS-CoV-2 RNA STAR Complete, SARS-CoV-2 & Flu A/B RNA STAR Complete and Dual-Target SARS CoV-2 STAR Complete. LumiraDx SARS-CoV-2 RNA STAR allows laboratories to utilize their existing molecular lab infrastructure in a high-throughput format by reducing amplification time from approximately one hour down to 12 minutes. LumiraDx SARS-CoV-2 RNA STAR Complete utilizes a direct amplification method that combines lysis and amplification in a single step, detecting SARS-CoV-2 nucleic acid in under 20 minutes, without needing to perform any specimen purification or extraction. We have obtained an EUA for LumiraDx SARS-CoV-2 RNA STAR. We have also obtained an EUA for SARS-CoV-2 RNA STAR Complete and commenced commercial sales and have affixed the CE Mark to these products. Our SARS-CoV-2 & Flu A/B RNA STAR Complete and Dual-Target SARS CoV-2 STAR Complete have both been CE Marked. Beyond the lab, we believe this technology has significant implications for our forthcoming POC molecular programs.

We believe our Platform and its attractive value proposition will have broad appeal to healthcare providers globally that are seeking innovative POC solutions to improve outcomes and lower costs. In the professional POC settings where our Platform is placed, customers are looking to implement comprehensive POC testing within their institutions leveraging both (i) our broad menu as well as (ii) our quality, compliance and data management infrastructure. As such, we currently have direct sales and marketing operations in 21 countries, including the United States, most Western European countries, Japan, Colombia, Brazil, India and South Africa and over time plan to further expand to the largest in vitro diagnostic (“IVD”) markets, including China and Southeast Asia. We sell mainly to large healthcare systems, government organizations and national pharmacy chains that can deploy comprehensive POC testing across their extensive healthcare provider networks.

On the Platform, we have 50+ tests in our three-year roadmap for community-based healthcare settings and plan to launch additional tests, subject to successful development and regulatory approval, authorization, certification or clearance. Our key tests under development include: high sensitivity Troponin I for cardiovascular disease and Strep A molecular. Our tests are subject to extensive regulatory requirements and we seek to obtain regulatory approval, authorization, certification or clearance on a test-by-test basis. We are focused on commercializing our tests on pace with receipt of the requisite regulatory approval, authorization, certification or clearance and any delays in commercialization of our tests or decreases in the expected market demand for our tests could adversely impact our operations and financial results. We have also entered into R&D collaborations with well-established diagnostic companies that have market-leading assays and capabilities in specific conditions to further accelerate the expansion of the test menu for our Platform. Additionally, our R&D team is focused on continuous enhancement of our disruptive technologies.

The diagnostics industry, including IVD and POC systems, is rapidly evolving, and we face competition from established diagnostics companies as well as new market entrants. We believe the principal competitive factors in our industry include flexibility and ease of use, time to result, accuracy, reputation, price, innovation and compatibility with existing processes. We currently have eight tests commercially available on the Instrument. These eight tests compare favorably against the current tests available in the market based on sensitivity, precision, time to result and ease of use, and our tests in development are designed and are being validated against their respective lab standard. Many of our competitors have greater brand recognition, resources, sales forces, intellectual property portfolios, larger customer bases and more established and larger scale manufacturing capabilities.

Our proprietary microfluidic test strip is designed to accommodate all of our assays and sample types in a single-design architecture. We can manufacture our test strips at large scale and low cost on our proprietary manufacturing system. We believe our scalable manufacturing process provides us with a sustainable cost position that allows us to provide cost-efficient diagnostic solutions to the POC market. It also enables us to expand into attractive geographies and alternative healthcare settings where high quality POC testing has previously not been feasible.

We believe our Platform and its attractive value proposition will have broad appeal to healthcare providers globally that are seeking innovative POC solutions to improve outcomes and lower costs. As such, we currently have direct sales and marketing operations in 21 countries, including the United States, most Western European countries, Japan, Colombia, Brazil, India and South Africa and over time plan to further expand to the largest IVD markets, including China and Southeast Asia. We sell mainly to large healthcare systems, government organizations and national pharmacy chains that can deploy comprehensive POC testing across their extensive healthcare provider networks.

As of June 30, 2022, we have 217 employees focused on sales and marketing located in 21 countries and plan to open additional sales offices to further expand our presence globally. We have direct sales operations in the United States, most major European countries, Japan, India, South Africa, Colombia and Brazil.

We manufacture our test strips on highly automated, manufacturing equipment designed and manufactured specifically for us. All of our test strips are manufactured on a common platform using a high volume, web-based manufacturing process that allows the production of multiple test strip sizes and designs. Utilizing a common platform allows us to leverage volume and have efficient manufacturing costs and provides flexibility to respond more rapidly to changing market demands across our product portfolio.

As of June 30, 2022, we have raised over $1.1 billion through the issuance of debt and equity securities and from our partners since inception. We have primarily deployed this capital to develop and commercialize our Platform and build manufacturing capabilities and a commercial organization that have the potential to deliver on our aspiration to be the global leader in POC diagnostics.

Factors Affecting Our Performance

We believe there are several important factors that have impacted and that we expect will impact or will continue to impact our financial performance and results of operations, including:

•

COVID-19 test utilization. We believe that our ability to sell POC COVID-19 tests during the COVID-19 pandemic has established strong brand awareness and acceptance of our technology and built an installed base of Instruments with potential long-term POC customers. The ongoing test utilization of our current installed base will likely be strongly linked to the overall prevalence of COVID-19 infections and the overall need for testing in those settings where Instruments have been installed. Reduced test utilization at these settings would lead to reduced revenue for our COVID-19 test strips.

•

Increase the installed base of our Instruments. Our Instrument runs a variety of diagnostic testing technologies utilizing our disposable test strips. We initially intend to focus our sales efforts on large healthcare systems, government organizations and national pharmacy chains that want to deploy comprehensive POC testing across their networks. We believe the successful large-scale deployment of an installed base of Instruments will provide revenue growth in both the near term and the long term through consumption of our current and future assays. We expect our installed base of Instruments to continue to grow as we increase penetration in our existing markets, expand into new markets and add new assays.

•

Commercialization of our current and future assays. We believe that delivering a broad menu of diagnostic tests for community-based healthcare on a single Platform is critical to transforming the POC market. We have a growing pipeline of tests and panels for cardiovascular disease, respiratory disease, diabetes, and coagulation disorders, designed to deliver lab-comparable performance. We believe that successful execution of this global market-driven menu strategy will lead to wide adoption of our Platform and high utilization of our diagnostic tests. Any delays in commercialization of our assays or decreases in the expected market demand for our assays could adversely impact our operations and financial results.

•

Highly automated, cost efficient manufacturing process. Our proprietary microfluidic test strip is capable of accommodating all of our currently contemplated POC assays within a single design architecture. We manufacture our test strips on highly automated manufacturing equipment designed and manufactured specifically to meet high volume demand at a low cost. We believe the automated manufacturing process of our test strips provides an industry leading cost position. In order to meet the anticipated demand for our Platform, we may need to continue to add manufacturing capacity. This may require continued investments, including the purchase of manufacturing equipment, the lease or purchase of new facilities, leasehold and building improvements to our existing and future facilities, and hiring of new personnel.

•

Investment in regulatory approvals, authorizations, certifications and clinical trials. We will incur increased costs to conduct clinical trials and to obtain regulatory approvals, authorizations, certifications or clearances as we commercialize our products across global markets. Clinical trials demonstrating the acceptable performance of our products may be required in order to obtain regulatory approvals or clearances. Additional regulatory approvals, authorizations, certifications or clearances will impact our ability to sell both our Instruments and test strips in various geographies. Any delays in regulatory approvals, authorizations, certifications or clearances of our tests or a lack of strong clinical trial evidence for the performance of our tests could adversely impact our operations and financial results.

•

Investment in global expansion. We intend to continue to expand the availability of our Platform on a global basis. We intend to establish subsidiaries in additional countries, where appropriate, and hire additional resources in sales, marketing and administration in order to develop the market for our products, engage in sales activities and establish other commercial capabilities to serve the needs our customers. If our investment in our global expansion does not generate expected revenue growth, then our operations and financial results could be adversely impacted.

While each of these areas present significant opportunities for us, they also pose significant risks and challenges that we must address. See the section of the Annual Report titled “Item 3.D. Risk Factors” for more information.

Components of Results of Operations

Revenue

We expect to continue to derive substantially all our revenue from sales of our Platform, which includes sales of our Instrument, test strips, other related products and services and our Fast Lab Solution. Such sales may have multiple performance obligations under IFRS 15 Revenue from Contracts with Customers, or IFRS 15; therefore, we may recognize revenue associated with a single sale of our Platform both at a point in time and over time. We recognize revenue from the initial sale of the Instrument, test strips and other related products separate from the sale of our connectivity solutions and other services under IFRS 15.

Our Platform will also be made available to customers under operating lease arrangements. Revenue from operating leases are recognized on a straight-line basis over the term or, when lease revenue is entirely variable and subject to subsequent reagent sales, as the performance obligation to deliver reagents is satisfied.

We allocate revenue between products and services based on the relative standalone selling price of each performance obligation.

Products. We derive a significant portion of our product revenue from the sale of our Instrument, test strips, other related products and our Fast Lab Solution. We sell or lease our products directly to users, including healthcare systems, government organizations, national pharmacy chains, diagnostic labs, hospitals and other healthcare providers. In addition, we sell the Instrument, test strips and other related products through wholesalers and distributors. We sell, place free of charge and rent Instruments to customers depending on the needs of the customer and market profile.

Services. We expect to derive substantially all our service revenue from revenue allocated from the sale of our Platform to our connectivity solutions, such as Connect Manager and EHR Connect. These services allow customers to manage their Instruments and to analyze diagnostic data, provide decision support tools and enforce quality control policies. During 2021 and 2022, less than 1% of our service revenue was derived from sales of our Platform. During this time, the majority of our service revenue related to maintenance on historical software licenses, access to hosted cloud offerings, training, support and other services related to products.

We intend to seek, in the near term, regulatory approval, authorization, certification or clearance for multiple diagnostic assays on our Platform. Assuming we receive regulatory approvals, authorizations, certifications or clearances, we expect the revenue from sales of our Instrument, test strips and other related products and services to increase significantly.

Costs of Sales and Operating Expenses

Cost of sales. Cost of sales generally consists of the cost of (i) materials and direct labor, including bonus and benefits, (ii) equipment and infrastructure expenses associated with manufacturing and packaging our Platform products, (iii) third party products, (iv) warehousing, handling and shipping costs and (v) the provision of software support and services. Equipment and infrastructure expenses include maintenance and depreciation of manufacturing equipment, facilities costs and amortization of leasehold improvements and of acquired technology. Also included are provisions for excess and obsolete inventory and warranty returns. As we continue to scale our manufacturing operations, improve existing products and introduce new products, it is possible that we will have obsolete parts and materials and our manufacturing output will not match demand, especially in times of volatile demand resulting in write downs for obsolete and short expiry materials and products. 1

We expect cost of sales to generally increase in line with the increase in the number of Platform products we sell.

Research and development expense. Research and development expense consists of costs incurred to develop our Platform, and includes salaries and benefits, equipment and supplies used in research and development laboratory work, infrastructure expenses, including allocated facility occupancy and information technology costs, contract services, clinical trials and other outside costs, and costs to develop our technology and add additional assays to our Platform. Research and development costs are expensed as incurred.

We expect that our research and development expenses will continue to increase as we continue to develop additional assays for our Platform and conduct our ongoing and new clinical trials. These expenses may fluctuate from period to period due to the timing and extent of these expenses incurred within a period.

Selling, marketing and administrative expense. Our selling, marketing and administrative expenses are expensed as incurred and include costs associated with our sales organization, including our direct sales force and sales management, client services, marketing, executive, accounting and finance, legal and human resources functions. These expenses consist primarily of salaries, commissions, bonuses, employee benefits, travel and stock-based compensation, as well as marketing and educational activities and allocated overhead expenses.

We expect our selling, marketing and administrative expenses to increase as we expand our sales force and increase our marketing activities to drive adoption of our Platform. We also expect that our administrative expenses will continue to increase as we increase our headcount and as we incur costs associated with operating as a public company, including expenses related to legal, accounting, regulatory, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations. While we expect these costs to increase in absolute dollars, we expect them to decrease as a percentage of revenue in the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.

Finance Income

Finance income consists of interest earned on our cash and cash equivalents and net foreign currency exchange gains. Our interest income has not been significant to date but may increase as we invest surplus cash from any future financing transactions in short term, fixed income investments until those proceeds are fully deployed. Net foreign currency exchange gains relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar, primarily related to our U.K. operations denominated in British pound sterling. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates.

Finance Expense

Finance expense consists primarily of cash and non-cash interest on debt obligations, dividends on our series A preferred shares and series B preferred shares, changes in fair value of our financial liabilities designated as fair value through profit and loss and net foreign currency exchange losses. Interest expense includes cash interest expense on outstanding debt, as well as non-cash accretion of debt issuance costs and debt proceeds classified as equity under IFRS. Dividends on the series A preferred shares and series B preferred shares accrued cumulatively at an 8% annual rate. All our outstanding series A preferred shares automatically converted into A Ordinary shares (“ordinary shares”) immediately prior to the merger (the “Merger”) of our wholly owned subsidiary, then known as LumiraDx Merger Sub, Inc., with and into CA Healthcare Acquisition Corp. (“CAH”), and all our outstanding series B preferred shares automatically converted into common shares immediately prior to the Merger and did not result in cash settlement of the accrued dividends. Our 10% notes and series B preferred shares have been designated as financial liabilities at fair value through profit and loss. At each reporting date, these liabilities were re-measured and any increase in liability was recorded as a finance expense. Net foreign currency exchange losses relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar, primarily related to our U.K. operations denominated in U.K. pound sterling. We expect our finance expense to continue to fluctuate as we manage our debt obligations and due to changes in foreign currency exchange rates.

Provision for Income Taxes

Benefit from income taxes primarily related to a U.K. tax credit on qualifying research and development expenses. As of 2021 we are no longer eligible for the same tax credit. We are now under the Research and Development Expenditure Credit (“RDEC”) scheme in the U.K. and research and development expenditure credits are now recorded as reductions in research and development expenses. We expect to incur tax expense as we recognize income in jurisdictions where no net operating loss carryforwards exist.

Operating Results

The following table sets forth the significant components of our results of operations for the periods presented.

	SIX MONTHS ENDED
	JUNE 30,

	2021	2022

	(in thousands)
Consolidated Statement of Profit and Loss
Revenue	$194,094	$171,138
Cost of sales	(135,914)	(116,275)
Gross profit	58,180	54,863

Operating expenses:
Research and development expenses	(61,003)	(88,769)
Selling, marketing and administrative expenses	(64,998)	(78,001)

Total operating expense	(126,001)	(166,770)
Loss from operations	(67,821)	(111,907)

Finance income (expense):
Finance income	5,041	5,139
Finance expense	(131,623)	(95,315)
Total finance expense, net	(126,582)	(90,176)
Loss before provision for income taxes	(194,403)	(202,083)
Benefit (provision) from income taxes	(1,557)	(1,485)

Net loss	$(195,960)	$(203,568)

Comparison of the Six Months ended June 30, 2022 and 2021

Revenue

	SIX MONTHS ENDED
	JUNE 30,		CHANGE

	2021	2022	$	%

	(in thousands)
Revenue	$194,094	$171,138	$(22,956)	(11.8)%

Revenue was $171.1 million for the six months ended June 30, 2022 compared to $194.1 million for the six months ended June 30, 2021, a decrease of $23.0 million, or 11.8%. The decrease in revenue was due to lower sales of our COVID-19 Platform products as the disease moves from pandemic to endemic stages. During the six months ended June 30, 2022, revenue from Platform sales and Fast Lab Solutions was $110.7 million and $48.2 million, respectively. During the six months ended June 30, 2021, revenue from Platform sales and Fast Lab Solutions was $170.54 million and $7.56 million, respectively. The remainder of product sales was primarily from the resale and distribution of third-party medical diagnostic products. Platform sales were substantially all from COVID-19 products and the decrease was due to lower COVID testing activity. This decrease was partially offset by the increase in Fast Lab Solutions as the products continued to increase their customer base.

Cost of sales

	SIX MONTHS ENDED
	JUNE 30,		CHANGE

	2021	2022	$	%

	(in thousands)
Cost of Sales	$(135,914)	$(116,275)	$19,639	(14.4)%

Cost of sales was $116.3 million for the six months ended June 30, 2022 compared to $135.9 million for the six months ended June 30, 2021, a decrease of $19.6 million, or 14.4%. The decrease in cost of sales was associated with sales of our COVID-19 Platform products. Cost of sales as a percentage of revenue decreased slightly to 68% from 70%.

Operating Expenses

R&D Expenses

	SIX MONTHS ENDED
	JUNE 30,		CHANGE

	2021	2022	$	%

	(in thousands)
R&D expenses	$(61,003)	$(88,769)	$(27,766)	45.5%

R&D expenses were $88.8 million for the six months ended June 30, 2022 compared to $61.0 million for the six months ended June 30, 2021, an increase of $27.8 million, or 45.5%. The increase in research and development expenses was primarily due to increases of $5.4 million in personnel-related costs and $2.7 million in stock compensation costs due to increased hiring of R&D personnel, an increase of $4.0 million in facilities and depreciation expense as we expanded our facilities to support our research and development headcount, an increase of $4.2 million in development costs related to our Platform Instrument, and an increase of $15.8 million of supplies and laboratory equipment. These increases were partially offset by a decrease of $3.5 million in the use of third-party research development partners.

Selling, Marketing and Administrative Expenses

	SIX MONTHS ENDED
	JUNE 30,		CHANGE

	2021	2022	$	%

	(in thousands)
Selling, marketing and administrative expenses	$(64,998)	$(78,001)	$(13,003)	20.0%

Selling, marketing and administrative expenses were $78.0 million for the six months ended June 30, 2022 compared to $65.0 million for the six months ended June 30, 2021, an increase of $13.0 million, or 20.0%. The increase was primarily due to an increase of $9.5 million in personnel-related costs as we expanded our sales and marketing headcount to support our growth, an increases of $5.3 million in insurance expense and $2.9 million from outside services and professional fees including legal and audit fees primarily related to operating as a public company, and an increase of $4.3 million in bad debt expense. These increases are partially offset by an $11.6 million decrease in stock-based compensation expense primarily related to the grant of options to our Founders in 2021.

Finance Expense, Net

Finance Income

	SIX MONTHS ENDED
	JUNE 30,		CHANGE

	2021	2022	$	%

	(in thousands)
Finance income	$5,041	$5,139	$98	1.9%

Finance income was $5.1 million for the six months ended June 30, 2022 compared to $5.0 million for the six months ended June 30, 2021, an increase of $0.1 million, or 1.9%. The increase was primarily due to a $4.9 million gain in 2022 related to fair value adjustments on our stock warrants which are designated at fair value through profit and loss. That increase was offset by a decrease of $4.8 million in foreign exchange gains arising from transactions and asset and liability balances denominated in currencies other than the U.S. dollar.

Finance Expense

	SIX MONTHS ENDED
	JUNE 30,		CHANGE

	2021	2022	$	%

	(in thousands)
Finance expense	$(131,623)	$(95,315)	$36,308	(27.6)%

Finance expense was $95.3 million for the six months ended June 30, 2022 compared to $131.6 million for the six months ended June 30, 2021, a decrease of $36 million, or 27.6%. This decrease was primarily due to a $60.0 million loss in 2021 related to fair value adjustments on our 10% notes and series B preferred shares which are designated at fair value through profit and loss, a decrease of $34.8 million in non-cash interest expense, a decrease of $10.7 million of dividends on preferred shares and a decrease of $6.6 million in debt extinguishment fees. These amounts were partially offset by an increase of $79.5 million in foreign exchange losses arising from transactions and asset and liability balances denominated in currencies other than the U.S. dollar.

Benefit (provision) for Income Taxes

	SIX MONTHS ENDED
	JUNE 30,		CHANGE

	2021	2022	$	%

	(in thousands)
Benefit (provision) for income taxes	$(1,557)	$(1,485)	$72	(4.6)%

Provision for income taxes was $1.5 million for the six months ended June 30, 2022 compared to a provision of $1.6 million for the six months ended June 30, 2021, a decrease of $0.1 million, or 4.6%. The tax provision for the six months June 30, 2022 is primarily attributable to current taxes where net operating loss carryforwards are not available.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses and negative cash flows from operations. At June 30, 2022, we had an accumulated deficit of $862.5 million. We expect to incur additional operating losses in the near future and our operating expenses will increase as we continue to expand our sales organization, increase our marketing efforts to drive market adoption of our Platform, and invest in the development of new product offerings from our research and development activities. If demand for our Platform increases, we anticipate that our capital expenditure requirements will also increase in order to build additional capacity to meet this demand. Moreover, following the completion of the Merger, we have and will continue to incur additional costs associated with operating as a public company, including expenses related to legal, accounting and financial reporting and regulatory matters, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations.

The timing and amount of our cost of sales and operating expenditures will depend largely on:

•	the cost of purchasing materials to manufacture our products and to maintain sufficient inventory to meet demand;

•	the cost of maintaining and expanding our manufacturing capacity;

•	the cost of expanding sales, marketing and distribution capabilities in new and existing sales regions in which we may receive marketing approval, authorization, certification or clearance;

•	the scope and results of our current and planned research and development activities;

•	the outcome, timing and cost of meeting regulatory requirements to commercialize our products in global markets;

•

the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights covering our product candidates, including any such patent claims and intellectual property rights that we have licensed under our existing license agreements;

•

our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us or our Platform and its components;

•	the terms of our existing research and development and commercialization arrangements with third parties, including any minimum commitments in our contractual arrangements with such parties;

•

our ability to establish and maintain additional such arrangements on favorable terms and whether and to what extent we retain development or commercialization responsibilities under any new licensing, collaboration, partnership or similar arrangement;

•	our need and ability to hire additional management, scientific, medical, accounting and financial reporting and other personnel to scale the Company;

•	the costs to operate as a public company, including the need to implement additional financial and reporting systems and other internal systems and infrastructure for our business;

•	market acceptance of our product; and

•	the effect of competing technological and market developments, including other products that may compete with our Platform and other products and services.

Through June 30, 2022, we have funded our operations primarily from the issuance of equity securities, convertible preferred stock, convertible notes and debt securities, as well as from revenue from sales of our existing products and services. As of June 30, 2022 and since our inception, we have raised over $1.1 billion through the issuance of debt and equity securities and from our partners. Our capital raising activities in recent years have included the following (terms as defined herein):

•	issuance of $75.3 million of 10% notes in July and November 2020, from which we received $74.3 million from investors (the 10% notes converted to common shares in connection with the Merger);

•

issuance of 33,008 series B preferred shares in November 2020, from which we raised $164.5 million from investors (such series B preferred shares converted to common shares in connection with the Merger);

•

entering into the 2021 Senior Secured Loan in March 2021, with borrowings of $300.0 million, which was used, in part, to prepay amounts outstanding under the 2020 Senior Secured Loan entered into in March 2021 with incremental additional facility in January 2021;

•	Merger with CAH, a special purpose acquisition company, in September 2021, from which we received gross proceeds of $38.0 million;

•

partnering with BMGF to help them achieve certain key objectives, we have received approximately $119.0 million in support from them through a combination of equity, grants and loans, which includes grant funding in the aggregate amount of approximately $36.0 million from Gates Philanthropy Partners. As of June 30, 2022, we had available $4.7 million in grant funds that had not been utilized related to multiple grants;

•	issuance of $56.5 million of 6.0% Convertible Senior Subordinated Notes due 2027 (the “2022 Convertible Notes”) in March 2022, from which we received approximately $54.0 million in net proceeds;

•	issuance of $82.0 million of common shares in a registered public offering and $25.0 million of common shares in a concurrent private placement in July 2022; and

•	entering into the Instrument Financing Agreement, from which we have raised gross proceeds of $41.5 million as of the date of this Report.

For further information as to our indebtedness and the Instrument Financing Agreement, see the sections titled “—Indebtedness” and “—Instrument Financing Agreement” below.

As of June 30, 2022, we had cash and cash equivalents of $106.5 million. Based on our current business plan, we believe our existing cash and cash equivalents, will be sufficient to enable us to fund our operations and capital expenditure requirements, including meeting our liabilities as they fall due, for the foreseeable future, provided we are able to obtain waivers of covenant violations or restructure existing debt obligations in the event we are unable to achieve our covenant obligations.

To the extent revenue from our Platform or otherwise grows, we expect our accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not be completely offset by increases in accounts payable and accrued expenses, which could result in greater working capital requirements. The forecast of our capital requirements is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. If our available cash balances and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, we would expect to finance our cash needs, as needed through the procurement of additional capital, including through additional equity and debt financings. We will likely require additional capital to fund our existing operations, develop our Platform and Amira System, commercialize new products and expand our operations as currently planned.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	SIX MONTHS ENDED
	JUNE 30,

	2021	2022

	(in thousands)
Net cash used in operating activities	$(57,900)	$(84,440)
Net cash used in investing activities	(63,709)	(16,727)
Net cash provided by financing activities	202,274	84,254
Net increase (decrease) in cash and cash equivalents	$80,665	$(16,913)

Operating Activities

During the six months ended June 30, 2022, operating activities used $84.4 million of cash, primarily resulting from our net loss of $203.6 million, excluding $121.5 million in non-cash charges and from $2.3 million used by changes in our operating assets and liabilities. Net cash used by changes in our operating assets and liabilities for the six months ended June 30, 2022 consisted primarily of a $32.3 million increase in inventories as a result of building stock of raw materials and finished goods to meet customer demand and a $13.2 million decrease in trade payables and other liabilities offset by a $43.2 million decrease in trade and other receivables. The changes in trade and other payable and trade and other receivables are largely due to the timing of vendor and customer invoicing and payments.

During the six months ended June 30, 2021, operating activities used $57.9 million of cash, primarily resulting from our net loss of $196.0 million, excluding $159.4 million provided by non-cash charges and from $21.3 million provided by changes in our operating assets and liabilities. Net cash provided by changes in our operating assets and liabilities for the six months ended June 30, 2021 consisted of a $88.8 million increase in inventories, partially offset by a $13.9 million increase in trade payables and other liabilities and a $53.6 million decrease in trade and other receivables. The increase in trade payables and other liabilities was primarily due to increases in our inventories and operating expenses due to the growth in our business as well as the timing of vendor invoicing and payments. The decrease in trade receivables and other receivables is due to an increase in revenue as well as timing of collections from customers.

Investing Activities

During the six months ended June 30, 2022, net cash used in investing activities was $16.7 million, consisting solely of $16.7 million in purchases of property, plant and equipment. Purchases of property, plant and equipment were primarily related to facilities and equipment for the production of our Platform consumables.

During the six months ended June 30, 2021, net cash used in investing activities was $63.7 million, consisting primarily of $61.7 million in purchases of property, plant and equipment. Purchases of property, plant and equipment were primarily related to facilities and equipment for the production of our Platform consumables.

Financing Activities

During the six months ended June 30, 2022, net cash provided by financing activities was $84.3 million, primarily consisting of net proceeds of $54.0 million from sales of the 2022 Convertible Notes and net proceeds of $41.5 million from the Instrument Financing Agreement. These increases were offset by $12.3 million in net interest payments and $3.0 million in lease payments.

During the six months ended June 30, 2021, net cash provided by financing activities was $202.3 million, primarily consisting of net proceeds of $361.7 million from additional amounts under the 2020 Senior Secured Loan and the 2021 Senior Secured Loan. These increases were offset by $140.0 million in repayments on the 2020 Senior Secured Loan, $14.6 million in net interest payments, $2.4 million in costs related to the early extinguishment of the 2020 Senior Secured Loan and $2.3 million in lease payments.

Indebtedness

Unsecured Loan

In October 2019, we issued an unsecured loan in the amount of $18.0 million to BMGF, or the unsecured loan. The terms of the loan include restrictions on the use of the proceeds for specific programs and commitments to provide access to our future products to support the foundation’s charitable purposes. The unsecured loan matures in October 2024 and carries an interest rate of 2% per annum payable in quarterly installments.

11.5% Loan Notes

In September 2019, LumiraDx Investment Limited, our subsidiary, issued senior loan notes in the amount of $40.0 million with an interest rate of 11.5% per annum payable in quarterly installments, or the 11.5% notes. The 11.5% notes were secured generally by all of our assets and were due to mature in September 2023. In conjunction with the 11.5% notes, we also issued the lenders 2,284 warrants to purchase ordinary shares at an exercise price of $1,459.89 per ordinary share. The 11.5% notes were prepaid in full in October 2020 and no further amounts can be drawn down from Kennedy Lewis and the other lenders in connection with the 11.5% notes.

5% Convertible Notes

In October and December 2019, we issued an aggregate of $75.2 million 5% unsecured subordinated convertible loan notes, or the 5% notes. The 5% notes have a five-year maturity from their date of issuance and carry an interest rate of 5% per annum, paid semi-annually. The 5% notes automatically converted into common shares in connection with the Merger.

10% Convertible Notes

In July and November 2020, we issued an aggregate of $75.3 million 10% unsecured subordinated convertible loan notes, or the 10% notes. The 10% notes accrue interest at 10% payable at the same time as repayment of the principal (unless the 10% notes are converted in accordance with their terms). The 10% notes automatically converted into common shares in connection with the Merger.

2020 Senior Secured Loan

In October 2020, LumiraDx Group Limited, one of our subsidiaries entered into a senior secured term loan, or 2020 Senior Secured Loan, with Jefferies Finance LLC, or Jefferies, as lender and administrative and collateral agent pursuant to which Jefferies originally made available to LumiraDx Group Limited a $100 million senior secured term loan facility. Pursuant to an incremental term loan notice dated as of January 15, 2021, Silicon Valley Bank, or SVB, had provided an incremental term loan facility of an additional $40 million, or the SVB Tranche. The 2020 Senior Secured Loan was secured generally by all of our assets and was originally due to mature in October 2022. In March 2021, the 2020 Senior Secured Loan was repaid and no further amounts can be drawn down from Jefferies or SVB in connection with the 2020 Senior Secured Loan. In connection with the 2020 Senior Secured Loan, on November 6, 2020 we issued to Jefferies the Jefferies warrants to purchase up to, on a pre-Merger subdivision basis, 1,000 common shares at an exercise price equal to $4,644.969 per common share. In connection with the SVB Tranche, we issued to SVB the SVB warrants to purchase up to, on a pre-Merger subdivision basis, 400 common shares at an exercise price equal to $4,644.969 per common share.

2021 Senior Secured Loan

In March 2021, LumiraDx Investment Limited, one of our subsidiaries, entered into a senior secured term loan (as amended from time to time), or the 2021 Senior Secured Loan, with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders and BioPharma Credit PLC, as collateral agent, or collectively, Pharmakon. We have borrowed $300 million under the 2021 Senior Secured Loan, part of which was used to prepay the 2020 Senior Secured Loan. The 2021 Senior Secured Loan is subject to an interest rate of 8.0% per annum payable in quarterly cash installments. The 2021 Senior Secured Loan matures on March 29, 2024. The 2021 Senior Secured Loan has been guaranteed and secured by the Company and certain of its subsidiaries, and secured by collateral comprising a substantial portion of our assets, including security over intellectual property, shares, bank accounts and receivables held by such entities. The 2021 Senior Secured Loan contains various covenants that limit our ability to engage in specified types of transactions without the prior consent of Pharmakon, including:

•	making certain restricted payments, including paying dividends on, or repurchasing or making distributions with respect to, our equity securities subject to certain exceptions;

•	selling, transferring, leasing or disposing of certain assets;

•	encumbering or permitting liens on certain assets;

•	incurring certain indebtedness; and

•	entering into certain transactions with affiliates.

The 2021 Senior Secured Loan also includes certain financial covenants, which were amended pursuant to the Amendment (as defined below) as described more fully below, in respect of:

•	minimum net sales thresholds; and

•	minimum liquidity levels.

On June 17, 2022, the 2021 Senior Secured Loan was amended to provide for a revised minimum net sales covenant and also provided for a revised minimum liquidity covenant (the “Amendment”). With the Amendment, as long as we completed a Qualifying Financing (as defined in the Amendment and as further amended on July 18, 2022) prior to September 30, 2022, which we completed through the completion of the registered public offering and concurrent private placement in July 2022, the 2021 Senior Secured Loan set the minimum net sales covenant, tested on a quarterly basis at the end of each fiscal quarter with respect to each trailing 12-month period, as follows:

Quarter End	Net Sales
June 30, 2022	$375,000,000
September 30, 2022	$300,000,000
December 31, 2022	$240,000,000
March 31, 2023	$275,000,000
June 30, 2023	$325,000,000
September 30, 2023	$375,000,000
December 31, 2023	$500,000,000

The minimum net sales threshold set forth in the table above shall not apply so long as we maintain a minimum liquidity level of at least $400.0 million throughout the preceding fiscal quarter (tested on the 15th and the last day of each calendar month). We do not currently expect to achieve such minimum liquidity levels in the near future.

If we, for any reason, are unable to meet the minimum net sales thresholds set out above, we would expect to take further action to obtain a further waiver from Pharmakon, further amend the terms of the 2021 Senior Secured Loan or to otherwise restructure our existing debt obligations to avoid a breach of covenant. There can be no guarantees that such waivers, amendments or restructuring will be possible, if and when desired. Further, even if we were successful in such efforts, there may be costs associated with this, such as financial compensation or further restrictions imposed by Pharmakon as a condition of granting any such waiver or amendment or providing for such restructuring.

The Amendment also provides that we must maintain a minimum liquidity level of at least $75.0 million, tested on both the 15th day and last day of each such calendar month.

A breach of any of the covenants under the 2021 Senior Secured Loan could, absent a waiver of such covenant obligation by Pharmakon, result in an event of default. Upon the occurrence of an event of default under the 2021 Senior Secured Loan, Pharmakon could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit and could proceed against the collateral granted to secure such indebtedness, including taking possession of, or disposing of, any such collateral, including substantially all of our intellectual property, and applying any deposits held in the secured bank accounts of the Company and certain of its subsidiaries towards repayment of the 2021 Senior Secured Loan. An event of default and subsequent acceleration under the 2021 Senior Secured Loan would also trigger a cross-default under the 2022 Convertible Notes, as a result of which the trustee or holders of the 2022 Convertible

Notes may declare the principal and accrued interest on the 2022 Convertible Notes immediately due and payable. An event of default under the 2021 Senior Secured Loan would also trigger a cross-default under the BMGF Unsecured Loan, as a result of which the holder of the BMGF Unsecured Loan may declare the principal and accrued interest on the BMGF Unsecured Loan immediately due and payable.

Upon the occurrence of a change in control, the 2021 Senior Secured Loan also requires mandatory prepayment of amounts outstanding thereunder. Such change in control may involve one of (i) the persons who are the direct or indirect shareholders of LumiraDx Limited as at March 23, 2021, cease to beneficially own, directly or indirectly, 30% of the then-outstanding shares of LumiraDx, (ii) a sale of all or substantially all of the consolidated assets of LumiraDx Investment Limited and its subsidiaries, (iii) LumiraDx ceasing to own, directly or indirectly, 100% of the equity interests in LumiraDx Investment Limited or (iv) a merger or consolidation of one of LumiraDx, LumiraDx Group or LumiraDx Investment Limited, as applicable, in which such entity is not the surviving entity.

2022 Convertible Notes

On March 1, 2022 we entered into privately negotiated subscription agreements with certain investors wherein the we agreed to sell and the investors agreed to purchase $56.5 million of Convertible Senior Subordinated Notes due 2027. The Notes bear annual interest of 6% with interest payable semi-annually in arrears starting September 1, 2022. The Notes will mature on March 1, 2027 and are be convertible at the holder’s option at an initial conversion rate of approximately $9.22 per share.

Instrument Financing Agreement

On April 27, 2022, we entered into the Instrument Financing Agreement pursuant to which certain investors agreed to invest up to an aggregate maximum amount of $50.0 million in the Company, or such higher amount as agreed to by us and the investors (the “Invested Amount”), in one or more closings, in order to fund the purchase of additional Instruments. In consideration of such investment, we agreed to pay to the investors on a semi-annual basis and over a three-year period (subject to extension in certain events), a payment that is equal to 20.0% of the total gross amount invoiced by us in respect of sales of test strips for use in such funded Instruments which are allocated to the Invested Amount by us in accordance with the terms of the Instrument Financing Agreement (the “Instrument Financing Payments”). If by the end of the applicable three-year term, the investors have not received, in aggregate, Instrument Financing Payments equal to or in excess of two times the Invested Amount (the “Target Return”), then we shall, at our sole discretion, either: (i) issue to the investors an aggregate amount of common shares, equal in value to the difference between the Target Return and the total Instrument Financing Payments received by the investors (the “Return Shortfall”), at a price per common share equal to the volume-weighted average price of the common shares for the 20 Nasdaq trading day period immediately following the applicable expiry date (the “Market Price”), but subject to a minimum price per common share of $7.25 (the “Minimum Share Price”); or (ii) pay to the investors the applicable Return Shortfall in cash. To the extent that any common shares are issued to the investors at the Minimum Share Price, and the Minimum Share Price is greater than the Market Price, then the term of the Instrument Financing Agreement shall be extended until the additional Instrument Financing Payments paid by us to the investors in cash equal an amount equal to such additional Return Shortfall.

Contractual Obligations and Commitments

Our contractual commitments will have an impact on our future liquidity. The following table summarizes our contractual obligations as of June 30, 2022, which represents contractually committed future obligations:

	PAYMENTS DUE BY PERIOD

	TOTAL	LESS THA N1 YEAR	1-3 YEARS	3-5 YEARS	MORE THA N5 YEARS

	(in thousands)
Debt obligations (1)	$433,047	$27,879	$321,483	$83,685	$—
Lease commitments (2)	$42,325	$6,590	$18,692	$10,577	$6,466
Capital commitments (3)	$5,620	$5,620	$—	$—	$—

Total	$480,992	$40,089	$340,175	$94,262	$6,466

(1)

Amounts in the table reflect the contractually required principal and interest payable as of June 30, 2022 pursuant to outstanding borrowings under the unsecured loan with an interest rate of 2.0%, senior secured loans with an interest rate of 8.0%, and 2022 Convertible Notes with an interest rate of 6.00%. Payments potentially due under the Instrument Financing Agreement are not included in the table because they are based on actual future revenue and the Return Shortfall payments, if any, can be settled in common shares at the Company’s election.

(2)	Amounts in the table reflect minimum payments due for our leases of office and manufacturing space under operating leases that expire between January 2022 and October 2031.
(3)	Amounts in the table reflect amounts due on manufacturing equipment purchases.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements in the Annual Report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our revenue is generated primarily from the sale of diagnostic products, including instruments and consumables. Our services revenue includes the maintenance on historical software licenses, access to hosted cloud offerings and training, support and other services related to our diagnostic products.

Revenue from the sale or lease of goods and services rendered are recognized when a promise in a customer contract (“performance obligation”) has been satisfied by transferring control of the promised goods and services to the customer. Control of a promised good or service refers to the ability to direct the use of, and to obtain substantially all of the remaining benefits from, those goods or services. Control is usually transferred upon shipment or upon receipt of goods by the customer, or as services are rendered, in accordance with the delivery and acceptance terms agreed with the customers. The amount of revenue to be recognized (“transaction price”) is based on the consideration we expect to receive in exchange for our goods and services, excluding amounts collected on behalf of third parties such as value added taxes or other taxes directly linked to sales. If a contract contains more than one performance obligation, the transaction price is allocated to each performance obligation based on their relative standalone selling prices.

The determination of the standalone selling price requires judgment. Our determination of the standalone selling price for each performance obligation varies based on the geography and customer type. Generally, the standalone selling prices are based on observable prices. When observable prices are not available, the standalone selling price for products and services and for determination of amounts allocated for lease consideration in contracts with customers is based on a cost-plus margin approach.

Instruments may be sold together with other goods such as test strips, reagents and other consumables as well as services under a single contract or under several contracts that are combined for revenue recognition purposes. Revenue is recognized upon satisfaction of each of the performance obligations in the contract.

Our sales transactions may consist of various performance obligations that are satisfied at different times. It requires judgment to determine when different obligations are satisfied, including whether enforceable commitments for further obligations exist and when they arise. Depending on the determination of the performance obligations and the point in time or period over which those obligations are fulfilled, this may result in all revenue being calculated at inception, and either being recognized at once or on contract completion, or spread over the term of a longer performance obligation.

In the accounting for contracts that contain promises to deliver more than one good or service, we have to determine how to allocate the total transaction price to the performance obligations of the contract. We allocate the total transaction price of a customer contract to the distinct performance obligations under the contract based on their standalone selling prices. The best evidence of this is an observable price from standalone sales of the good or service to similarly situated customers. However, where standalone selling prices are not observable, it requires judgment to estimate the cost of satisfying a performance obligation and adding an appropriate margin to that good or service and to estimate the standalone selling price for the software using residual method.

Nonrecurring valuations

Our nonrecurring valuations are primarily associated with (i) the application of acquisition accounting and (ii) impairment assessments, both of which require that we make fair value determinations as of the applicable valuation date. In making these determinations, we are required to make estimates and assumptions that affect the recorded amounts, including, but not limited to expected future cash flows, and discount rates, and remaining useful lives of long-lived assets. To assist us in making these fair value determinations, we may engage third party valuation specialists. Our estimates in this area impact, among other items, the amount of depreciation and amortization, impairment charges and income tax expense or credit that we report. Our estimates of fair value are based upon assumptions we believe to be reasonable, but which are inherently uncertain. A significant portion of our long-lived assets were initially recorded through the application of acquisition accounting and all of our long-lived assets are subject to impairment assessments. For additional information, see Notes 11 and 22 to our consolidated financial statements in the Annual Report.

We regularly review whether changes to estimated useful lives are required in order to accurately reflect the economic use of our intangible assets with finite lives.

Share-Based Payments

We operate equity-settled, share-based compensation plans under which we receive services or other consideration from employees and other unrelated parties for our equity instruments. The fair value of the services and consideration received in exchange for the grant of options is recognized as an expense and as a component of equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. The fair value of the share options was determined using a Black-Scholes valuation model. No performance conditions were included in the fair value calculations.

Fair Value of Share Options

We estimate the fair value of each award on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, the risk-free rate, expected life and the dividend yield. For expected volatility, we have made reference to historical volatility of several comparable companies in the same industry. The expected life is based on the longer of each tranche’s respective weighted-average vesting term or the expected term to a liquidity event. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on our expected dividend policy over the contractual life of the options.

The assumptions used to estimate the fair value of the share options granted are as follows:

	2021		2022
	Employees	Founders	Employees
Grant date fair value ($)	1.37 to 4.02	1.26 to 2.85	1.65 to 2.97
Exercise price ($)	9.89 to 16.39	17.05	3.75 to 9.37
Volatility	40%	40%	40%
Dividend yield	—	—	—
Expected life of option (years)	4-6.25	4-6.25	6.25
Annual risk free interest rate	0.78-1.22%	0.78-1.22%	2.14%-3.10
Total fair value of options granted	$8,567	$43,887	$42,402

These assumptions represent our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if we use significantly different assumptions or estimates when valuing our options, our share-based compensation expense could be materially different.

Fair Value of Ordinary Shares

We utilize the fair value of ordinary shares when determining the fair value of financial instruments, including the 10% notes, and the series B preferred shares as well as determining the fair value of our ordinary shares underlying our options when performing the fair value calculations with the Black-Scholes option pricing model. Therefore, prior to the IPO, our board of directors estimated the fair value of our ordinary shares at various dates, with input from management, considering the third-

party valuations of ordinary shares. The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, our board of directors considered various objective and subjective factors, along with input from management and the independent third-party valuation firm, to determine the fair value of our ordinary shares, including: external market conditions affecting the industry, trends within the industry, the results of operations, financial position, status of our research and development efforts, our stage of development and business strategy, and the lack of an active public market for our ordinary shares, and the likelihood of achieving a liquidity event such as an initial public offering, or IPO.

The valuations of our ordinary shares were prepared using an option pricing method, or OPM, and a probability-weighted expected return method, or PWERM. The PWERM is a scenario-based methodology that estimates the fair value of ordinary shares based upon an analysis of future values for the company, assuming various outcomes. The ordinary shares’ value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available, as well as the rights of each share class. The future value of the ordinary shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the ordinary shares. The OPM treats the ordinary shares and the series A preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceeded the value of the preferred share liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the ordinary shares is then applied to arrive at an estimate of value for the ordinary shares.

In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our ordinary shares as of each grant date, including:

•

the prices at which we issued our ordinary shares and series A preferred shares and the superior rights and preferences of our series A preferred shares relative to our ordinary shares at the time of each grant;

•	the progress of our research and development programs;

•	our stage of development and our business strategy;

•	external market conditions affecting our industry and trends within the industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our ordinary shares, our series A preferred shares and series B preferred shares;

•	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in our industry.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our ordinary shares and our share-based payment expense could be materially different.

Now that a public trading market for our common shares, into which our ordinary shares are convertible, has been established in connection with the completion of the Merger, it is no longer be necessary for our board of directors to estimate the fair value of our ordinary shares in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our ordinary shares will be determined based on the quoted market price of our ordinary shares.

Product Reserves

We provide standard commercial warranties on our products. Separately, we also periodically perform field service actions related to safety matters and other product campaigns. Pursuant to these warranties and field service actions, we will repair or replace products that are defective in materials or workmanship or that exhibit operational wear and tear. We accrue the estimated cost of both base warranty coverages and field service actions at the time of sale. We are able to service Platform instruments returned to us by customers. We have estimated the number of returned instruments we anticipate being able to service and return to customers and have reserved against those instruments we do not expect to be able to service.

We maintain an allowance for excess or obsolete inventories. The allowance is based on a review of inventory materials on hand, which we compare with estimated future usage. As we continue to scale our manufacturing operations, improve existing products and introduce new products, we expect to procure and produce materials and products that may not be used or sold or may expire. We review our materials and products on hand for their ability to be used in future production or sold to customers. In addition, we review our inventory and compare material costs with current market value and write down any parts with costs in excess of current market value to net realizable value.

These estimates take into consideration historical experience, current contractual and statutory requirements, specific known market events and trends such as competitive pricing and new product introductions, estimated inventory levels, and the shelf life of products. As 2021 was the first full year of sales of our diagnostic platform, we have limited history to make these estimates. If actual future results vary, these estimates may need to be adjusted, with an effect on sales and earnings in the period of the adjustment. Actual results could differ from these estimates.

Emerging Growth Company and Foreign Private Issuer Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

•

an exemption from compliance with the requirement that the PCAOB has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of the closing of the Merger. We may choose to take advantage of some but not all of these exemptions.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. Further, even after we no longer qualify as an emerging growth company, we may qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We are also a “foreign private issuer.” Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	the requirement to comply with Regulation FD, which requires selective disclosure of material information;

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the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Off-Balance Sheet Arrangements

As of December 31, 2021, and June 30, 2022, we have not had any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As of December 31, 2021, and June 30, 2022, we had a cash and cash equivalents balance of $132.1 million and $106.5 million, respectively, which comprise cash at bank and in-hand and deposits held at call with banks. We raise debt on a fixed-rate basis for notes in U.S. dollars. We manage risk to protect the net interest result while managing the overall cost of borrowing. A significant change in the market interest rates would not have a material effect on our business, financial condition or results of operations.

Foreign Currency Exchange Risk

We are exposed to foreign exchange risk. The majority of our sales and purchase transactions are denominated in either U.S. dollars or U.K. pound sterling and as such, we are exposed to exchange rate fluctuations between these and other currencies. The exchange risk is managed by maintaining bank accounts denominated in those currencies. During the six months ended June 30, 2021 and 2022, we recognized a foreign currency transaction gain and loss of $4.8 million and $74.7 million, respectively. This gain and loss primarily relates to unrealized and realized foreign currency exchange gains or losses as a result of transactions and asset and liability balances denominated in currencies other than the U.S. dollar. All foreign exchange gains and losses are presented within finance income and finance expense in the consolidated statement of profit and loss and comprehensive income for the six months ended June 30, 2021 and 2022.

A 10% strengthening of the U.K. pound sterling against the U.S. dollar at June 30, 2022 would have had an impact of increasing the loss before tax for the period by $10.6 million on the basis that all other variables remain constant.

Credit Risk

Credit risk represents the risk of loss that we would incur if operators and counterparties fail to fulfil their credit obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset. For banks and financial institutions, we maintain accounts with major international banks with “A” ratings. Credit risk relating to accounts receivable balances are managed on a case-by-case basis. As of December 31, 2021, and June 30, 2022, we had trade receivables of $75.2 million and $33.4 million, respectively. New clients are analyzed before standard payment and delivery terms and conditions are offered. The credit quality of the customer is assessed by analyzing its financial position, past experience and other factors. The utilization of credit limits is regularly monitored. Management does not expect any losses, beyond current amounts already included in reserves, from non-performance by these counterparties.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entities and aggregated at a consolidated level. We monitor rolling forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

Recent Accounting Pronouncements

See Note 2 to our unaudited interim consolidated financial statements included elsewhere in this Report for more information.